DIRECT DIAL
(212) 735-7803
EMAIL ADDRESS
dpost@skadden.com

                                                     October 25, 2001


By Fax and By First Class Mail
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4-9
Washington, D.C. 20549
Attention: Mr. Owen Pinkerton

                           Re:      Fortress Investment Corp.
                                    -------------------------

Dear Mr. Pinkerton:

         On behalf of Fortress Investment Corp. (the "Company"), please be advised that the Company's registration statement on Form S-11 (File No. 333-63061) (the "1998 Registration Statement"), originally filed on September 8, 1998, was terminated. In 1999, after receiving and responding to comments from the Staff, the Company determined not to register the restricted shares of its common stock held by certain stockholders of the Company that were originally issued and sold in June and July of 1998 in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). The 1998 Registration Statement was not declared effective and no securities were sold in connection with the 1998 Registration Statement. We hereby request that the 1998 Registration Statement be withdrawn pursuant to Rule 477 of the rules and regulations under the Securities Act.

         Please do not hesitate to contact me at (212) 735-7803 if you have any questions.

                                                     Very truly yours,


                                                     Debra A. Post

cc:      David J. Goldschmidt
         Randal Nardone
         (Fortress Investment Corp.)